Exhibit 99.1

Aphria Inc. Strengthens Leadership Position in Germany

Denise Faltischek, Aphria's Chief Strategy Officer, and Tenured Consumer Packaged Goods Executive to Lead German Operations

Aphria Remains On-Track to be the First Licensed Producer to Cultivate Medical Cannabis in Germany

LEAMINGTON, ON, Feb. 8, 2021 /CNW/ - Aphria Inc. ("Aphria," "we," or the "Company") (TSX: APHA)  and (NASDAQ: APHA), a leading global cannabis-lifestyle consumer packaged goods company inspiring and empowering the worldwide community to live their best life, today announced Denise Faltischek, Aphria's Chief Strategy Officer, will also assume the role of Managing Director of Aphria Germany, effective January 23, 2021, reporting to Irwin D. Simon, Aphria's Chairman and Chief Executive Officer.  Ms. Faltischek joined Aphria in September 2019 with extensive consumer-packaged goods experience and expertise leading over 50 acquisitions. She leads Aphria's global business strategy and oversees Aphria's medical and international business segments as well as quality function.

Irwin D. Simon commented, "Denise has been instrumental in leading our strategic initiatives in Canada and internationally as we've scaled our operations. We are excited for her to further expand her role by also leading our day-to-day operations in Germany where she has worked closely with the team since joining Aphria. In Germany, we are leveraging our strong medical platform and our multifaceted international operation, which combines in-country cultivation, import permits and large distribution infrastructure to increase access and availability to high-quality, consistent medical cannabis for patients.  In establishing our international footprint in Germany, we invested in the completion of our in-country cultivation facility and distribution network in Neumünster, Germany."

Mr. Simon, continued, "In Europe, upon the closing of our business combination with Tilray, we will enhance our footprint with five strong brands to help us establish an unrivaled European platform, including two production facilities and a robust and flexible supply chain given Tilray's EU-GMP facility in Portugal. Tilray has a leading medical cannabis operation in Europe that will benefit our existing medical sales and distribution as well as extend CC Pharma's medical cannabis offering with access to over 13,000 pharmacies in Germany."

Aphria remains on-track to be the first licensed producer to cultivate medical cannabis in Germany with the opening of its cultivation facility in Neumünster, Germany, which is awaiting EU-GMP certification.  It is expected that the first harvest will occur in the first quarter of calendar year 2021.

"We believe the European Union continues to have many robust growth opportunities for Aphria and Germany represents the most sought-after market within those countries," commented Ms. Faltischek. "We've recently achieved several significant milestones in Germany that strengthen our position as a leading cannabis company in the European Union, including the completion of our first certified EU-GMP shipment of dried flower from our Canadian Aphria One facility to our German subsidiary, CC Pharma, as well as the introduction of Aphria Strong 9, our first THC-dominant medical cannabis flower.  We also recently completed our first shipment of certified EU-GMP medical cannabis oils for the German market. Going forward, we remain well positioned for long-term growth in Germany and Europe."

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to Aphria's expected supply of product in international jurisdictions, and the launch of branded product offerings. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business including delays in undergoing the EU-GMP inspections of its cultivation facility in Germany, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores or pharmacies (as applicable); general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada or in Germany generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 08:00e 08-FEB-21